

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2022

Erez Simha
Chief Financial Officer
Genius Group Ltd
8 Amoy Street, #01-01
Singapore 049950

>   **Re: Genius Group Ltd**
>   **Draft Registration Statement on Form F-1**
>   **Submitted August 29, 2022**
>   **CIK No. 0001847806**

Dear Mr. Simha:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kate Beukenkamp at 202-551-3861 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Trade & Services

cc: Benjamin S. Reichel